MRU Holdings, Inc., Response to 7/25/2006 SEC letter, File No. 000-33487


Note 2:  Summary of Significant Accounting Policies, page F-7
Student Loan Receivable

      1. Your May 8, 2006 response to prior comment 8 included the following disclosure concerning your policy for determining the fair value of your student loan portfolio: "The Company determined the fair value of its student loan receivable by reviewing valuations of the same or similar instruments held in the market, which have default, delinquency, repayment, and prepayment data characteristics WHICH ARE NOT KNOWN TO THE COMPANY (italics and bold type added by the Commission) but assumed to be comparable to the student loans receivable that the Company holds." Furthermore in your June 23, 2006 response to comment 4 you indicate that your assertion that such market instruments were similar to those held in your portfolio is based solely on an ASSUMPTION (italics and bold type added by the Commission) of comparability, without knowledge to the contrary. It is not clear to us how you can make an assertion that such market instruments are similar to those held in your portfolio simply on the basis of an assumption without performing any procedures to verify whether that assumption has any merit. However, we do not have enough information to agree or disagree with your methodology for determining the fair value of your student loan portfolio.

            Since the company's management is in possession of all facts with respect to the matters discussed above and addressed in your correspondence, they are responsible for the accuracy and adequacy of the financial statements and disclosures made notwithstanding the staff's comments in this letter, and your independent registered accountant is responsible for its report on the financial statements. All persons who are responsible for the accuracy and adequacy of the disclosure in the company's filings made with the Commission are urged to be certain that all information required for investors to make an informed decision is provided.

            Please confirm to us in your response that you will take the necessary action to improve your methodology to obtain sufficient, persuasive evidence to justify your reliance upon market instruments for purposes of valuing your loan portfolio and to better comply with SFAS 107. Confirm that your revised methodology will include procedures to verify the comparability of your portfolio's default, delinquency, repayment, and prepayment characteristics to market instruments with similar characteristics.

            COMPANY'S RESPONSE: The Company confirms that the Company, starting with the Company's 10-KSB filing for the period ending June 30, 2006, will use a net present value model that will also consider default, delinquency, repayment, and prepayment data characteristics that are known to the Company on its originated student loan receivables. The Company considers its use of market instruments with similar characteristics as a reasonable approximation of the fair value of its student loan receivables until it internally generated a better method for valuing our loan portfolio.

Note 5:  Stockholders' Equity
Preferred Stock, page F-12

      2. We note your response to prior comment 5. We do not agree with your assertion that APB 9 and APB 20 are not relevant in these circumstances. We believe that the correction of this error on previously issued financial statements not only affects the amounts reported in the equity section of your balance sheet, but also certain amounts reported on your Statements of Operations. Specifically, EITF 98-5 describes the amortization of a beneficial conversion feature on preferred stock as analogous to a dividend and requires it to be recognized as a return to the preferred shareholders. Therefore, as your convertible preferred stock is convertible from the date of issuance, the entire amount of the beneficial conversion feature should be recognized as a dividend on preferred stock. Thus the recognition of the beneficial conversion feature will affect your loss available to common shareholders and consequently EPS. Please restate your financial statements to reflect the recognition of the beneficial conversion feature and include all disclosures required by APB 20 for the restatement of your financial statements.


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MRU Holdings, Inc., Response to 7/25/2006 SEC letter, File No. 000-33487


            COMPANY'S RESPONSE: EITF 98-5, footnote 3 states that "quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available. That quoted price should not be adjusted to reflect transferability restrictions, large block factors, avoided underwriter's fees, or time value discounts. If a quoted market price is not available, the estimate of fair value should be based on the best information available at the circumstances."

            The Company committed to doing the Series A convertible preferred stock offering on November 22, 2004. No shares of the Company's common stock were traded on that day, when the share price for the Company's common stock closed at $5.40. The Company's common stock has traded on the over the counter bulletin board since the July 2004 reverse merger. When the Company set the conversion price at $3.50 for the Series A convertible preferred stock offering, it was an estimate of fair value based on the best information available at the circumstances for a thinly traded bulletin board stock for a Company that was not yet generating any operational revenue. The basis for the $3.50 conversion price for the Company was the estimated post-money valuation for the Company on a fully diluted basis. Hence, the Company retracts its position from prior comment 5 and asserts that no beneficial conversion is necessary due to the estimation of fair value at the commitment date of the Series A convertible preferred stock offering.

Warrants, page F-12

      3. We note your response to prior comment 6. You represented to us in your March 15, 2006 response to prior comment 18 that all of your warrants have a cashless exercise feature. Please note that cashless exercise permits the holder to exercise the warrant without paying the exercise price in cash and receive the intrinsic value in an equivalent number of shares. Please clarify for us whether this is what you meant by "cashless exercise" or if you simply meant that your warrants have an exercise price of zero.

            o If your warrants truly do have a cashless exercise feature, please restate your financial statements to account for such warrants as derivative financial instruments at fair value in accordance with SFAS 133. Under paragraph 6(c) of SFAS 133, instruments with a cashless exercise feature would meet the definition of a derivative. Under EITF 00-19 instruments that include any provision that could require net cash settlement (including cashless exercise) would result in liability classification under EITF 00-19. As a result, warrants with a cashless exercise feature would meet the definition of a derivative in SFAS 133 and would not qualify for the paragraph 11(a) scope exception.

            o If your warrants do not have a cashless exercise feature but have an exercise price equal to zero, please explain to us how this reconciles to the table provided in your March 15, 2006 response to prior comment 18 which shows that all outstanding warrants have exercise prices greater than zero.

            COMPANY'S RESPONSE: The Company believes that its warrants fail the SFAS 133 paragraph 6(c) characteristic, which define a derivative instrument that must have: 1.) require or permit net settlement, 2.) it can readily be settled by means outside the contract, or 3.) it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

            Paragraph 9(c) of SFAS 133 defines the net settlement provision of a contract if "one of the parties if required to deliver at asset of the type described in 9(a), but that asset is readily convertible to cash or is itself a derivative instrument." This sentence is footnoted (5) after the word cash. FAS 133, Footnote 5 states - "FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, states that assets are readily convertible to cash "have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can readily absorb the quantity held by the entity without significantly affecting the price" (paragraph 83(a)). For contracts that involve multiple deliveries of the asset, the phrase in an active market that can rapidly absorb the quantity held by the entity should be applied separately to the expected quantity in each delivery." (Italics from SFAS 133).


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MRU Holdings, Inc., Response to 7/25/2006 SEC letter, File No. 000-33487


            Since the Company's shares are traded on the over the counter bulletin board, each trade significantly affects the price of the Company's common stock. Hence, the net settlement characteristic is not met for the Company's warrants, whether the warrant would have a cashless exercise feature or not.

            As originally replied in the Company's March, 15, 2006 response, the Company's warrants fail the second characteristic of SFAS 133 6(c) in that they cannot be settled by means outside the contact since there is no market for the warrants other than to settle with the Company.

            As originally replied in the Company's March 15, 2006 response, the Company's warrants fail the third characteristic of SFAS 133 6(c) since the volatility of the underlying delivery asset (the Company's common stock) is such that it is difficult to value if the recipient is in a position substantially different from net settlement.

            Further, since SFAS 133 paragraph 6 is not relevant to the Company's warrants, cashless exercise feature or not, SFAS 133 paragraph 11
            (a) states that "the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement: a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position..." The Company's warrants met both characteristics of SFAS 133 paragraph 11
            (a). Hence, the Company's warrants are not derivatives for purposes of SFAS 133.



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